VEON to Hold Capital Markets Day 2024, Sharing Mid-Term Ambition to Accelerate Local Currency Topline Growth to 16%-19% CAGR Dubai and Amsterdam, 6 June 2024 07:00am CET: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (“VEON” or, together with its subsidiaries, the “Group”), today holds its Capital Markets Day (“CMD 2024”), sharing its medium-term financial and operational ambitions, as well as its growth strategy through 2027. In its CMD 2024 materials, the Group will disclose the following key ambitions through 2027: • Medium-term revenue growth at a compound annual growth rate (“CAGR”) from 2023 to 2027 of 16%-19% in local currency. • Medium-term EBITDA growth with a CAGR from 2023 to 2027 of 19%-22% in local currency. • EBITDA margin expansion by 3 percentage points by 2027. • USD 900 million to 1.0 billion in equity free cashflow (“EFCF”) by 2027. • Focusing on its DO1440 and AI1440 strategy, increasing the share of multiplay customers to 50% by the end of 2027 and capturing greater wallet share through expansion in adjacent verticals. The Group’s medium-term ambitions also include decreasing leverage; increasing the share of localized debt, with the share of USD and EUR-denominated debt decreasing to below 50%. The Group aims to maintain a leverage ratio below 1.5x and extend the average tenor of its debt from 3.4 years in Q1 2024 to over 4 years by 2027. “Over the past three years, we have transformed our companies into digital operators and demonstrated that emerging markets are in fact an exciting growth opportunity for global investors. Our aspirations from 2023 through 2027 set the bar higher as we aim for 16%-19% CAGR growth in our Group revenues, 19%-22% CAGR growth in our Group EBITDA and close to USD 1 billion in equity free cash flow generation. As our investors will hear at our Capital Markets Day, we are optimistic about the potential of our markets, and confident in the foundations that we built with our digital operator strategy to capture wallet share. Furthermore, we are also set to unlock greater growth opportunities with augmented intelligence as we launch our AI1440 focus,” said Kaan Terzioglu, VEON Group CEO. “We remain focused on turning this operational success vision into investor value with further steps in delayering our business and enhancing the accessibility of our assets to local investors.”

VEON

Ambition 2021 CMD	Performance delivered	2027 Ambition
10-14% Revenue & EBITDA 3-year CAGR, in local currency	15.4% revenue and 14.8% EBITDA CAGR in local currency from 2021 CMD	16-19% revenue CAGR between 2023 and 2027 in local currency
Mid-single digit revenue growth, 3-year CAGR, in USD	-1.7% revenue growth, CAGR in USD from 2021 CMD	19-22% EBITDA CAGR between 2023 and 2027 in local currency
+3 p.p. EBITDA margin expansion by 2024	Flat EBITDA margin from 2021 CMD, marginally maintained	+3 p.p. EBITDA margin expansion by 2027
<20% last twelve months ("LTM") capex intensity in 2024	19% LTM capex intensity in 1Q24; USD 434 million EFCF in 2023	USD 900 million to USD 1.0 billion EFCF by 2027
c.70% 4G user penetration by 2024	62% 4G user penetration in 1Q24 25% of customer base in multiplay B2C segment in 1Q24	DO1440+ and AI1440 strategy: 50% of customer base in multiplay B2C segment by 2027

During VEON's Capital Markets Day 2024, to be held at 10:00am Gulf Standard Time today virtually and in-person in Dubai, Group CEO Kaan Terzioglu and Group CFO Joop Brakenhoff will present the details of the Group's strategy and key ambitions. In addition, the CEOs of VEON's Group's operating companies will provide updates on each of their companies' ambitions through 2027, including the following:

Operating company	Ambition by 2027
Pakistan	• Revenue CAGR from 2023 to 2027 of 19-22% • Non-connectivity revenue to reach 24% of total revenue by 2027 • 50% of total revenue to come from digital businesses
Ukraine	• Revenue CAGR from 2023 to 2027 of 10-13% • Non-connectivity revenue c.10% in total revenue • Non-connectivity revenue growth of >50% • EFCF growth of 10-15%
Kazakhstan	• Revenue CAGR from 2023 to 2027 of 14-17% • Capex intensity reduction by 4 p.p. from 2023 • EBITDA margin increase by 1 p.p. from 2023 • EFCF growth of 100% • Note: All figures for Kazakhstan include TNS+ and will be adjusted if the sale completes
Bangladesh	• Revenue CAGR from 2023 to 2027 of 15-18% • EBITDA margin improvement to over 45% • Non-connectivity revenue to reach 20% of total revenue • Deliver annual EFCF of USD 100 million
Uzbekistan	• Revenue CAGR from 2023 to 2027 of 26-29% • Data & digital revenue CAGR from 2023 to 2027 of 28-31% • AdTech revenue CAGR from 2023-2027 of 101-104%

Going forward, the Group aims to upstream dividends from all operating companies without restrictions, including from Ukraine, following an eventual softening of capital controls.

VEON 2024 CMD webcast and presentation To register and access the CMD webcast, please click here or copy and paste this link to the address bar of your browser: https://veon-2024-investor-day.open-exchange.net/registration Once registered, you will receive a registration confirmation message at the email address provided during registration with a link to access the webcast. The full CMD presentation will be made available on the VEON website at https://www.veon.com/investors/ following the event. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: www.veon.com Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s strategy, divestment plans and medium-term financial and operating ambitions. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact VEON Hande Asik Group Director of Communications pr@veon.com Investor Relations Faisal Ghori ir@veon.com